SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

UPM-Kymmene Corporation Company Release April 4, 2007 at 9:30

UPM sells UPM-Asunnot Oy to Waterhouse Real Estate Investment

UPM has signed an agreement on the sale of the real estate company UPM-Asunnot Oy to the Danish-Finnish real estate investment company Waterhouse Real Estate Investment Oy. The transaction is expected to be concluded in the second quarter of 2007. UPM will book a capital gain of around EUR 35 million from the sale. The final figure will be determined based on the accounts to be prepared as at the closing of the deal. The deal is subject to approval by the Housing Fund of Finland.

UPM-Asunnot Oy owns around 2,000 rental apartments throughout Finland, and it employs 15 people. Situated mainly in the same locations where UPM has its production units, the apartments were originally built as company housing. Today, most of the tenants are not employed by UPM, and so the company has decided to sell the apartments. The deal has no impact on rental relations.

The biggest owner of Waterhouse Real Estate Investment Oy is the Danish real estate development company KE PROJECT A/S. The company was founded in 1993 and it has operations in Denmark, Sweden and South Africa.

For further information, please contact:

Mr Kaj-Erik Lindberg, Vice President, UPM, Real Estate, tel. +358 204 15 0800

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations